UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Announcement of Completion of its Business Combination with AIB Acquisition Corporation and Planned Trading of Ordinary Shares on Nasdaq

On July 18, 2024, PS International Group Ltd. (the “Company”) issued a press release announcing the completion of its business combination with AIB Acquisition Corporation, and that the ordinary shares of the Company are expected to commence trading on Nasdaq Stock Market on July 19, 2024.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 18, 2024

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.

By:	/s/ Yee Kit Chan
Name:	Yee Kit Chan
Title:	Director

Date: July 19, 2024

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